Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                 March 18, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1015
                     MLP & Energy Funds Portfolio, Series 2
                       File Nos. 333-186176 and 811-03763
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 Dear Mr. Bartz:

      This letter is in response to your comments given during a telephone conversation between you and our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1015, filed on January 24, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comments.

PROSPECTUS

Investment Summary - Principal Investment Strategy

      1. In the first bullet under the first paragraph, please disclose the market capitalizations of the MLP common stocks.

      Response: The first bullet has been revised to state: "MLP common stocks, which may include all market capitalizations."

      2. In the third bullet under the first paragraph, please add the phrase "junk bonds" next to "high-yield bonds."

      Response: The beginning of the third bullet has been revised to state:
"Securities issued by MLPs and companies in the energy sector, such as warrants, convertible bonds, preferred securities, corporate bonds, senior loans, high-yield or "junk" bonds, or international bonds."

      3. In the third bullet under the first paragraph, please include a maturity policy for all of the bonds that the Closed-End Funds may invest in. If there is no maturity policy, please state that the bonds could be of any maturity.

      Response: The following has been added to the end of the third bullet:
"The trust does not have a specific policy as to the maturity of the bonds held by the Closed-End Funds in the portfolio and such Closed-End Funds may invest in bonds of all ranges of maturity."

      4. Because the "Principal Risks" section includes an emerging markets risk, please include a discussion of emerging markets in the "Principal Investment Strategy" section.

      Response: The following has been added as the second paragraph under the "Principal Investment Strategy" section: "The securities in which the Closed-End Funds invest may include foreign securities, including securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Please see "Principal Risks" and "Investment Risks" for information concerning the risks associated with such securities."

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren